UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OXiGENE, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
691828107
(CUSIP Number)

Mark Kessel Symphony Capital Partners, L.P. 875 Third Avenue 18th Floor New York, NY 10022 (212) 632-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691828107	Page 2 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,835,241 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,835,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,835,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.67% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------

(1)

Based on the Issuer's representation that it had 29,176,207 shares outstanding as of October 1, 2008, plus the 5,835,241 shares that will be issued and sold to the Reporting Persons as described herein.

CUSIP No. 691828107	Page 3 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,835,241 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,835,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,835,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.67% (2)
14	TYPE OF REPORTING PERSON PN

-------------------------

(2)

Based on the Issuer's representation that it had 29,176,207 shares outstanding as of October 1, 2008, plus the 5,835,241 shares that will be issued and sold to the Reporting Persons as described herein.

CUSIP No. 691828107	Page 4 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,835,241 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,835,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,835,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.67% (3)
14	TYPE OF REPORTING PERSON PN

-------------------------

(3)

Based on the Issuer's representation that it had 29,176,207 shares outstanding as of October 1, 2008, plus the 5,835,241 shares that will be issued and sold to the Reporting Persons as described herein.

CUSIP No. 691828107	Page 5 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Mark Kessel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,835,241 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,835,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,835,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.67% (4)
14	TYPE OF REPORTING PERSON IN

-------------------------

(4)

Based on the Issuer's representation that it had 29,176,207 shares outstanding as of October 1, 2008, plus the 5,835,241 shares that will be issued and sold to the Reporting Persons as described herein.

CUSIP No. 691828107	Page 6 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Harri V. Taranto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,835,241 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,835,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,835,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.67% (5)
14	TYPE OF REPORTING PERSON IN

-------------------------

(5)

Based on the Issuer's representation that it had 29,176,207 shares outstanding as of October 1, 2008, plus the 5,835,241 shares that will be issued and sold to the Reporting Persons as described herein.

CUSIP No. 691828107	Page 7 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Symphony ViDA Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,835,241 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,835,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,835,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.67% (6)
14	TYPE OF REPORTING PERSON PN

-------------------------

(6)

Based on the Issuer's representation that it had 29,176,207 shares outstanding as of October 1, 2008, plus the 5,835,241 shares that will be issued and sold to the Reporting Persons as described herein.

CUSIP No. 691828107	Page 8 of 17 Pages

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of OXiGENE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 230 Third Avenue, Waltham, MA 02451.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)    The names of the persons filing under this Statement are Symphony Capital Partners, L.P. (“SCP”), Symphony Capital GP, L.P., Symphony GP, LLC, Mark Kessel, Harri V. Taranto and Symphony ViDA Holdings LLC (“Holdings” and collectively, the “Reporting Persons”).

(b)    The business address of each of the Reporting Persons is 875 Third Avenue, 18th Floor, New York, NY 10022.

(c)

Name of Reporting Person	Principal Business/Occupation
Symphony Capital Partners, L.P.	Manager of Symphony ViDA Holdings LLC and involved in purchasing, holding and selling securities and other investments.
Symphony Capital GP, L.P.	General Partner of Symphony Capital Partners, L.P.
Symphony GP, LLC	General Partner of Symphony Capital GP, L.P.
Mark Kessel	Managing Member of Symphony GP, LLC
Harri V. Taranto	Managing Member of Symphony GP, LLC
Symphony ViDA Holdings LLC	Involved in purchasing, holding and selling securities and other investments.

(d)    During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 691828107	Page 9 of 17 Pages

SCHEDULE 13D

Name of Reporting Person	Citizenship
Symphony Capital Partners, L.P.	Delaware limited partnership.
Symphony Capital GP, L.P.	Delaware limited partnership.
Symphony GP, LLC	Delaware limited liability company.
Mark Kessel	United States citizen.
Harri V. Taranto	United States citizen.
Symphony ViDA Holdings LLC	Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 1, 2008, Holdings entered into a Stock and Warrant Purchase Agreement (the “SWPA”) with the Issuer. The SWPA contemplates Holdings purchasing 5,835,241 shares of Common Stock from the Issuer on October 17, 2008. Holdings will pay cash in the amount of $2,477,117.07 for 2,231,637 shares of Common Stock, based on the $1.11 closing market price for the Common Stock on September 30, 2008, and will receive 3,603,604 shares of Common Stock as consideration for entering into a Purchase Option Agreement, dated as of October 1, 2008 (the “Purchase Option Agreement”) with the Issuer and Symphony ViDA, Inc., a Delaware corporation (the “Symphony Collaboration”). The Purchase Option Agreement is described in greater detail in Item 6 below. Holdings will receive the cash to purchase the shares of Common Stock from Symphony ViDA Investors LLC, a Delaware limited liability company formed by SCP (“Investors”). Investors will receive capital contributions from its members, which it in turn will contribute to Holdings in consideration for its admission as a member of Holdings.

ITEM 4.	PURPOSE OF TRANSACTION.

On July 31, 2008, Holdings formed and capitalized the Symphony Collaboration in order (a) to hold certain intellectual property related to two of the Issuer’s product candidates, ZYBRESTAT for use in ophthalmologic indications and OXi4503 (the “Programs”), which were exclusively licensed to the Symphony Collaboration under the Novated Technology License Agreement (described below) and (b) to fund commitments in the amount of up to $40 million, which will support pre-clinical and clinical development by the Issuer, on behalf of the Symphony Collaboration, of the Programs.

CUSIP No. 691828107	Page 10 of 17 Pages

SCHEDULE 13D

As described in Item 3, the Issuer has agreed to issue and sell to Holdings, pursuant to the SWPA, (1) an aggregate of 5,835,241 shares of Common Stock, and (2) a ten-year warrant to purchase 11,281,877 shares of Common Stock (the “Warrant”) at an exercise price of $1.11 per share, the closing price of the Common Stock on the Nasdaq Global Market on September 30, 2008. Holdings may not exercise the Warrant (subject to limited exceptions) until the Issuer’s stockholders have approved the issuance and sale to Holdings of the Common Stock underlying the Warrant (the “Stockholder Approval”). Pursuant to the SWPA, the Issuer has agreed to hold a special meeting of its stockholders to obtain the Stockholder Approval prior to December 15, 2008. The Issuer may issue additional shares of Common Stock and warrants in the event of specified events under the Additional Funding Agreement, the Novated Technology License Agreement and the Purchase Option Agreement (each described below). In addition, the Issuer has given Holdings (or its affiliates) the right to appoint two members to the Issuer’s Board of Directors (subject to certain ownership thresholds).

With respect to the Common Stock, each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, each of the Reporting Persons reserves the right to change their plans and intentions at any time, as they deem appropriate. As a result, each of the Reporting Persons may suggest or take a position (including by contacting management and other stockholders of the Issuer) with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)    Upon the issuance and sale of the Common Stock contemplated by the SWPA on October 17, 2008, each the Reporting Persons may be deemed to own the following shares of Common Stock:

(i)	Symphony Capital Partners, L.P.

Number of Shares of Common Stock: 5,835,241

Percentage Outstanding Common Stock: 16.67%

(ii)	Symphony Capital GP, L.P.

Number of Shares of Common Stock: 5,835,241

Percentage Outstanding Common Stock: 16.67%

(iii)	Symphony GP, LLC

Number of Shares of Common Stock: 5,835,241

Percentage Outstanding Common Stock: 16.67%

CUSIP No. 691828107	Page 11 of 17 Pages

SCHEDULE 13D

(iv)	Mark Kessel

Number of Shares of Common Stock: 5,835,241

Percentage Outstanding Common Stock: 16.67%

(v)	Harri V. Taranto

Number of Shares of Common Stock: 5,835,241

Percentage Outstanding Common Stock: 16.67%

(vi)	Symphony ViDA Holdings LLC

Number of Shares of Common Stock: 5,835,241

Percentage Outstanding Common Stock: 16.67%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 29,176,207 shares outstanding as of October 1, 2008, plus the 5,835,241 shares that will be issued and sold to Holdings as described herein.

(b)    Upon the issuance and sale of Common Stock contemplated by the SWPA on October 17, 2008, each of the Reporting Persons may be deemed to hold the following voting and investment power:

(i)	Symphony Capital Partners, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,835,241 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 5,835,241 shares

(ii)	Symphony Capital GP, L.P.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,835,241 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 5,835,241 shares

(iii)	Symphony GP, LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,835,241 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 5,835,241 shares

(iv)	Mark Kessel

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,835,241 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 5,835,241 shares

CUSIP No. 691828107	Page 12 of 17 Pages

SCHEDULE 13D

(v)	Harri V. Taranto

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,835,241 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 5,835,241 shares

(vi)	Symphony ViDA Holdings LLC

Sole power to vote or direct the vote: 5,835,241 shares

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 5,835,241 shares

Shared power to dispose or to direct the disposition: 0

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 29,176,207 shares outstanding as of October 1, 2008, plus the 5,835,241 shares that will be issued and sold to Holdings as described herein.

(c)    During the last 60 days, none of the Reporting Persons has held any shares of the Common Stock.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure under Item 3 and Item 4 hereof is incorporated by reference.

Novated and Restated Technology License Agreement

On October 1, 2008, the Issuer entered into a Technology License Agreement, which was immediately amended and restated by a Novated and Restated Technology License Agreement (the “Novated Technology License Agreement”), with Holdings and the Symphony Collaboration, pursuant to which the Issuer granted to the Symphony Collaboration an exclusive right to develop and commercialize the Programs. Under the Novated Technology License Agreement, if the Issuer believes in good faith that the licensing and/or commercialization of a Zybrestat Compound (as defined therein) for use in any oncology indication will be benefited by prohibiting the Symphony Collaboration from conducting IV Commercialization Activities (as defined therein), the Issuer shall give a written notice to the Symphony Collaboration stating that the Symphony Collaboration shall be prohibited from conducting any future IV Commercialization Activities (the “Non-IV Notice”).

CUSIP No. 691828107	Page 13 of 17 Pages

SCHEDULE 13D

Stock and Warrant Purchase Agreement

Concurrently with the execution and delivery of the Novated Technology License Agreement, Holdings entered into the SWPA with the Issuer, pursuant to which the Issuer agreed to issue to Holdings an aggregate of 3,603,604 shares of Common Stock (such shares, the “Option Premium Shares”) as consideration for entering into the Purchase Option Agreement (as described below). In addition, pursuant to the terms of the SWPA, Holdings agreed to purchase for cash, in the amount of up to $15,000,000, and the Issuer agreed to issue and sell to Holdings (1) an aggregate of 2,231,637 shares of Common Stock, and (2) the Warrant.

The SWPA further provides that, if the Issuer issues a Non-IV Notice to the Symphony Collaboration, Holdings shall have the right to purchase, subject to certain conditions, either 2,000,000 shares or 4,000,000 shares of Common Stock (the “Non-IV Shares”) at a price equal to $1.22 per share. If the issuance and purchase of the Non-IV Shares is not permitted under the applicable exchange rules or other laws, the Issuer will issue warrants to Holdings to purchase the applicable number of Non-IV Shares.

The Issuer’s issuance of the 11,281,877 shares of Common Stock underlying the Warrant to Holdings, as contemplated in the SWPA, is subject to Stockholder Approval. The Issuer has agreed to hold a special meeting of its stockholders to obtain Stockholder Approval prior to December 15, 2008. In addition, the Issuer has given Holdings (or its affiliates) the right to appoint two members to the Issuer’s Board of Directors (subject to certain ownership thresholds).

The SWPA contains customary representations and warranties and indemnification provisions.

Purchase Option Agreement

Concurrently with the execution and delivery of the Novated Technology License Agreement and the SWPA, Holdings, the Issuer and the Symphony Collaboration entered into a Purchase Option Agreement, pursuant to which the Issuer has been granted an exclusive right, but not the obligation, to repurchase both Programsby acquiring 100% of the equity of the Symphony Collaboration at any time between October 2, 2009 and March 31, 2012 for an amount equal to two times the amount of capital actually invested by Holdings in the Symphony Collaboration, less certain amounts. The purchase price is payable in cash or a combination of cash and shares of Common Stock (up to 20% of the purchase price or 10% of the total number of shares of Common Stock outstanding at such time), in the Issuer’s sole discretion, subject to certain limitations. If the Issuer does not exercise its exclusive right with respect to the purchase of the Programs licensed under the agreement with the Symphony Collaboration, rights to the Programs at the end of the development period will remain with the Symphony Collaboration.

Registration Rights Agreement

Concurrently with the execution and delivery of the Novated Technology License Agreement, the SWPA and the Purchase Option Agreement, Holdings and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to provide certain registration rights under the Securities Act of 1933, as amended, with respect to the Common Stock to be issued to Holdings under the SWPA.

CUSIP No. 691828107	Page 14 of 17 Pages

SCHEDULE 13D

Additional Funding Agreement

Concurrently with the execution and delivery of the Novated Technology License Agreement, the SWPA, the Purchase Option Agreement and the Registration Rights Agreement, the Issuer has entered into an Additional Funding Agreement with Holdings, Symphony ViDA Investors LLC and the Symphony Collaboration (the “Additional Funding Agreement”). If determined to be required in accordance with the Additional Funding Agreement, Holdings will make an additional capital contribution of up to $10,000,000 to the Symphony Collaboration and in exchange the Issuer will issue additional shares of Common Stock and warrants having a value of up to $1,000,000 pursuant to the terms thereof and the terms of the SWPA (the “Additional Investment Shares”). If Holdings’ additional capital contribution is less than $10,000,000, the number of Additional Investment Shares will be proportionately reduced. If Stockholder Approval is not obtained for the issuance of the Additional Investment Shares, and Holdings does make an additional capital contribution to the Symphony Collaboration, the Issuer will issue to Holdings a warrant to purchase the applicable number of shares, at an exercise price of $0.01 per share, at the time of the additional capital contribution.

Amendment No. 1 to the Stockholder Rights Agreement

Pursuant to the SWPA, on October 1, 2008, the Issuer also executed Amendment No. 1 to the Stockholder Rights Agreement with American Stock Transfer & Trust Company (the “Rights Agent”), in order to exempt the transactions contemplated by the SWPA from the operation of the Stockholder Rights Agreement, dated as of March 24, 2005, between the Issuer and the Rights Agent.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of October 10, 2008, by and among the Reporting Persons.

2	Novated and Restated Technology License Agreement, dated as of October 1, 2008, by and among the Issuer, the Symphony Collaboration and Holdings. * +

3	Stock and Warrant Purchase Agreement, dated as of October 1, 2008, by and between the Issuer and Holdings. *

4	Form of Direct Investment Warrant to Purchase Common Stock of the Issuer, to be dated as of October 17, 2008. *

CUSIP No. 691828107	Page 15 of 17 Pages

SCHEDULE 13D

5	Purchase Option Agreement, dated as of October 1, 2008, by and among the Issuer, Holdings and the Symphony Collaboration. *

6	Registration Rights Agreement, dated as of October 1, 2008, by and between the Issuer and Holdings. *

7	Additional Funding Agreement, dated as of October 1, 2008, by and among the Issuer, Holdings, Investors and the Symphony Collaboration. *

8	Amendment No. 1 to the Stockholder Rights Agreement, dated as of October 1, 2008, by and between the Issuer and the Rights Agent. *

_______________________________

*	Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K/A filed October 10, 2008 and incorporated herein by reference.
+	Confidential treatment was requested by the Issuer for portions of this exhibit pursuant to Rule 24(b) (2) of the Exchange Act.

CUSIP No. 691828107	Page 16 of 17 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2008

SYMPHONY CAPITAL PARTNERS, L.P.
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY CAPITAL GP, L.P.
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY GP, LLC
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

MARK KESSEL
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP No. 691828107	Page 17 of 17 Pages

SCHEDULE 13D

HARRI V. TARANTO
By:	/s/ Harri V. Taranto
Name: Harri V. Taranto Title: Managing Member

SYMPHONY ViDA HOLDINGS LLC
By:	Symphony Capital Partners, L.P. its Manager
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member